

February 11, 2011

Mr. Jason Shapiro
Chief Executive Officer
Iron Eagle Group, Inc.
448 West 37th Street, Suite 9G
New York, New York 10018

> **Re:** **Iron Eagle Group, Inc.**
> **Form 8-K/A**
> **Filed February 11, 2011**
> **File No. 000-22965**

Dear Mr. Shapiro:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Ethan Horowitz
Branch Chief